Exhibit 99.1 Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or the “Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 GOLD FIELDS CLARIFIES TEMPORARY SUSPENSION OF CHINCHILLA CAPTURE AND RELOCATION PROGRAMME AT SALARES NORTE PROJECT – NO IMPACT ON CURRENT PRODUCTION Gold Fields confirms that its Salares Norte project in Chile has received an urgent and transitionary measure (“MUT”) from Chile’s Superintendence of Environment (the “SMA”). The MUT orders the immediate suspension of dismantling Rocky Area No 3 (located at the North waste dump of the mine). This rocky area is one of the areas that had been identified as a possible location of the chinchillas present on the Salares Norte property. The temporary suspension of dismantling Rocky Area No 3 is not affecting mining activities or production at Salares Norte and therefore the guidance of 220,000 – 240,000 gold equivalent ounces (eq oz) for 2024 remains unchanged. In line with the chinchilla capture and relocation plan approved in the environmental permit and the compliance programme approved by the SMA, Rocky Area No 3 had been monitored extensively for the presence of chinchillas. After the two mandatory monitoring campaigns and two additional monitoring campaigns (three months of extensive monitoring), there were only partial records of chinchillas passing through the area, which gives verifiable evidence of the non-existence of active chinchilla in Rocky Area No 3. The dismantling process, by a team of internal and external environmental experts, then commenced in accordance with the SMA’s approved compliance programme. The SMA has now requested, in the MUT, that Gold Fields ceases the dismantling of Rocky Area 3 and submit complementary information consisting of the endoscopic probe search and night camera recordings, to further ensure the absence of chinchillas in Rocky Area No 3. The team is compiling the required information, which will be submitted to the SMA in the next few days for review. Once satisfied, the SMA can give authorisation to lift the suspension which will allow Salares Norte to continue with dismantling Rocky Area No 3, under the parameters established in the compliance programme. Operations at Salares Norte are continuing unaffected and the team is working in collaboration with the SMA and independent environmental experts in carrying out the capture and relocation plan for the chinchillas. 17 May 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor enquiries: Jongisa Magagula

Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Media enquiries: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com